April 2017

Pricing Sheet dated April 11, 2017 relating to

Preliminary Terms No. 1,471 dated April 11, 2017

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. Equities

Auto-Callable Securities due April 16, 2020

All Payments on the Securities Based on the Worst Performing of the Common Stock of Microsoft Corporation, the Class C Capital Stock of Alphabet Inc. and the Common Stock of salesforce.com, inc.

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – APRIL 11, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying stocks:	Microsoft Corporation common stock (the “MSFT Stock”), Alphabet Inc. class C capital stock (the “GOOG Stock”) and salesforce.com, inc. common stock (the “CRM Stock”)
Aggregate principal amount:	$5,000,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	April 11, 2017
Original issue date:	April 17, 2017 (4 business days after the pricing date)
Maturity date:	April 16, 2020
Early redemption:

If, on either of the first two annual determination dates, the determination closing price of each underlying stock is greater than or equal to its respective initial share price, the securities will be automatically redeemed for the applicable early redemption payment on the related early redemption date.

The securities will not be redeemed early on any early redemption date if the determination closing price of any underlying stock is below its respective initial share price on the related determination date.

Early redemption payment:

The early redemption payment will be an amount in cash per stated principal amount corresponding to a return of approximately 16.55% per annum for each annual determination date, as follows:

•     1st determination date: $11.655

•     2nd determination date: $13.31

No further payments will be made on the securities once they have been redeemed.

Determination dates:

1st determination date: April 13, 2018

2nd determination date: April 11, 2019

Final determination date: April 13, 2020

The determination dates are subject to postponement for non-trading days and certain market disruption events.

Early redemption dates:	The third business day after the relevant determination date
Downside threshold level:

With respect to the MSFT Stock, $45.836, which is 70% of its initial share price

With respect to the GOOG Stock, $576.345, which is 70% of its initial share price

With respect to the CRM Stock, $58.702, which is 70% of its initial share price

Determination closing price:	With respect to each underlying stock, the closing price of such underlying stock on any determination date other than the final determination date times the adjustment factor for such underlying stock on such determination date
Payment at maturity:

If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:

•     If the final share price of each underlying stock is greater than or equal to its respective downside threshold level:

$14.965

•     If the final share price of any underlying stock is less than its respective downside threshold level:

$10 × share performance factor of the worst performing underlying stock

Under these circumstances, you will lose more than 30%, and possibly all, of your investment.

Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.689 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per security	$10	$0.075(1)
		$0.017(2)	$9.908
Total	$5,000,000	$46,000	$4,954,000
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.075 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.017 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms No. 1471 dated April 11, 2017

Product Supplement for Auto-Callable Securities dated February 29, 2016       Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Morgan Stanley Finance LLC

Auto-Callable Securities due April 16, 2020

All Payments on the Securities Based on the Worst Performing of the Common Stock of Microsoft Corporation, the Class C Capital Stock of Alphabet Inc. and the Common Stock of salesforce.com, inc.

Principal at Risk Securities

Terms continued from previous page:
Share performance factor:	With respect to each underlying stock, the final share price divided by the initial share price
Adjustment factor:	With respect to each underlying stock, 1.0, subject to adjustment in the event of certain corporate events affecting such underlying stock
Initial share price:

With respect to the MSFT Stock, $65.48, which is its closing price on the pricing date

With respect to the GOOG Stock, $823.35, which is its closing price on the pricing date

With respect to the CRM Stock, $83.86, which is its closing price on the pricing date

Final share price:	With respect to each underlying stock, the respective closing price of such underlying stock on the final determination date times the adjustment factor for such underlying stock on such date
Worst performing underlying stock:	The underlying stock with the largest percentage decrease from the respective initial share price to the respective final share price
CUSIP / ISIN:	61766W238 / US61766W2382
Listing:	The securities will not be listed on any securities exchange.

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